SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

29 May 2013

LLOYDS BANKING GROUP ANNOUNCES THE SALE OF ITS INTERNATIONAL PRIVATE BANKING OPERATIONS

Lloyds Banking Group plc ('Group') announces the proposed sale of its International Private Banking business to Union Bancaire Privée ('UBP') ('Transaction'). The Transaction will include the business of the Group's Geneva-based Private Bank, its branches based in Geneva, Zurich, Monaco and Gibraltar, and its representative office in Montevideo (the 'Business'). The agency office in Miami is excluded from the sale. In connection with the Transaction the Group will also be closing the Dubai International Finance Centre based private banking business.

The Business offers a wide range of personalised banking, investment and planning services to high net worth individuals and families. UBP has an attractive proposition for the clients of our International Private Banking business and the senior client facing teams of the Business are expected to transfer to UBP on completion of the Transaction. To ensure continued support for our customers and in conjunction with the sale, the Group is also exploring potential business opportunities with UBP including possible client and product referrals.

The Group's UK-offshore businesses including the Channel Islands, Isle of Man and Gibraltar will not be affected as a result of the Transaction. The Transaction builds on the commitments we made as part of the Group Strategic Review to reduce and simplify our international presence and build our wealth business by focusing on the UK, Channel Islands and the UK Expat marketplace. Going forward, the Group's wealth strategy is focused on serving mass affluent and affluent customers within the UK and Channel Islands, and those with UK connections.

As of 31 March 2013 the assets under management of the Business were approximately £7.2 billion and the total balance sheet assets were approximately £729 million. The Business reported a loss of approximately £50 million in 2012. The total consideration, payable in cash, for the Transaction is up to approximately £100 million, of which we expect to receive approximately £65 million at closing, with the rest deferred and payable in the two year period following completion of the Transaction, contingent upon the performance of the Business in that period. In addition the total assets figure includes other clients' assets such as loans and derivative products which will be transferred to UBP at book value. The transaction is expected to result in an overall gain on sale and be capital accretive, although not material from a group perspective. The sale provides further evidence of the significant progress being made in simplifying the Group. The proceeds of the Transaction will be used for general corporate purposes.

The transaction is subject to a number of conditions, including regulatory approval, and is expected to complete in a number of stages, with the majority of the Business expected to transfer in the second half of 2013 and the remainder by the first quarter in 2014.

In addition to this transaction, and in line with its stated objective to reduce its international footprint, the Group has decided, in principle, to withdraw its presence in South Africa.

- END -

For further information:

Investor Relations
Charles King                                                                            +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Media Relations
Ed Petter                                                                                   +44 (0) 20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 29 May 2013